

May 9, 2012

Via E-mail
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Plastics Corporation**
> **Form 10-K for Fiscal Year Ended October 1, 2011**
> **Filed December 19, 2011**
> **Response dated April 27, 2012**
> **File No. 33-75706-01**

Dear Mr. Kratochvil:

We have reviewed your response letter dated April 27, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note the draft disclosure you provided in response to comment 1 in our letter dated April 13, 2012. While your current discussion of the changes in base volume does provide investors with useful information, it remains unclear how the actual fiscal year 2011 results fell significantly below the estimated results in your fiscal year 2010 goodwill impairment test in light of the fact that total sales for the Specialty Films segment increased 12.3% for fiscal year 2011 as compared to fiscal year 2010 and segment operating loss improved for fiscal year 2011 as compared to fiscal year 2010, excluding the goodwill impairment charge and other asset write offs for both fiscal years. As such, we continue to request that you disclose the estimated net sales for fiscal year 2011 for the Specialty Films segment that was included in your fiscal year 2010 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual net sales recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal

year 2011 goodwill impairment test. Further, please explain why you believe the decline in net sales below expectations in your fiscal year 2010 discounted cash flow model for fiscal year 2011 will not be overcome in the long-term given that recoverability of goodwill is based on long-term financial projections.

2. We note that you have reconsidered and have now determined that your product lines do meet the definition of businesses under ASC 805 and ASC 350 in response to comment 2 in our letter dated April 13, 2012. We further note the analysis you provided to support your conclusion that the components of each of your operating segments met the requirements for aggregation to the operating segment level. Please expand upon your analysis regarding similar economic characteristics to provide us with revenues; gross profit; gross profit margins; operating profit; and operating profit margins, along with any other information you believe would be useful, for each of your components by operating segment for each period presented. Address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one component and increasing for another). Please refer to ASC 350-20-35-35 and ASC 350-20-55-6 – 55-9 for guidance. While ASC 350-20-55-6 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, components with materially differing financial trends need to be appropriately considered to determine whether or not it is appropriate to aggregate components.

14. Guarantor and Non-Guarantor Financial Information, page F-31

3. We understand that a non-controlling interest was recognized in the September 1, 2011 Rexam acquisition. In your Form 8-K filed September 2, 2011, you stated that the transaction entailed the purchase of "all of the outstanding capital stock of Rexam Closures Kentucky Inc., Rexam Delta Inc., Rexam Closures LLC, Rexam Closure Systems LLC, Rexam de Mexico S. de R.L. de C.V., Rexam Singapore PTE Ltd., Rexam Participacoes Ltda. and Rexam Plasticos do Brasil Ltda.". The first four of these companies are identified as guarantor subsidiaries in the Form 10-K. The last four companies are not reported in Exhibit 21.1, so it is not clear whether their legal status has been preserved. Please explain to us how your statement that all guarantor subsidiaries are "100% wholly-owned" is consistent with these facts. In this regard, please note the guidance in Article 3-10(f)(1) of Regulation S-X.

4. We note the following disclosure in your Form S-4 filed March 16, 2011, "Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the exchange notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries." The restrictions disclosed therein on pages 94 and 96-99 appear relevant. Any significant restrictions that could impact your ability to transfer cash between and among the entities presented in Note 14 must be disclosed pursuant to Article 3-10(i)(8) of Regulation S-X. Such disclosures appear material given that you had $5.6 billion of liabilities and only $6 million of equity at October 1, 2011. If you do not believe that the specific restrictions highlighted in the S-4 are significant, then

> please provide us with a substantive analysis which supports that determination. Alternatively, please revise Note 14 to provide the required disclosure.

5. Please provide us with the restricted net asset test outlined in Article 5-04 of Regulation S-X.

6. We understand that an "intercompany receivables and payables" adjustment has impacted your reported October 1, 2011 annual operating cash flows of the Parent, the Guarantors, and the Non-Guarantors by 332%, (61%), and 132%, respectively. There are no material intercompany receivable or payable accounts evident in your condensed, consolidating Balance Sheets. If these accounts existed, they would have to be separately presented consistent with the guidance on major captions in Articles 3-10(i)(1), 4-08(k), 5-02.3, 5-02.19, and 10-01(a)(2) of Regulation S-X. Also, given the absence of any long-term intercompany loan agreements, any valid intercompany receivable and payable would have to be classified as current and could not be aggregated with the non-current equity investment account. Further, if these accounts existed, then the eliminations column would reflect an adjustment deleting the intercompany liability. Instead, it appears that your existing Balance Sheet presentation is consistent with your characterization of the intercompany transactions as "cash moves between us and our domestic subsidiaries as we utilize a centrally managed treasury function at the Company level" and that "as excess cash is generated, it is sent to the Company." Accordingly, it appears that these transactions should be classified as financing activities in your Statements of Cash Flows consistent with the guidance in ASC 230-10-45 and ASC 830-230-55-2. The "equity contributions" activity reported in the 2010 and 2009 Statements of Cash Flows appear consistent with this characterization. The impact appears material to both your reported operating and financing cash flows and should be addressed pursuant to the guidance in Article 3-10(i)(1) of Regulation S-X.

    If you continue to believe that your existing presentation provides stand-alone financial statement account balances for each entity that comply with U.S. GAAP and SEC reporting requirements, then please address the previously observed inconsistencies as well as the following other issues:

    *   Explain how the October 1, 2011 $259 million intercompany cash flow adjustment cited in your April 6, 2012 response could have a positive impact on the Parent's operating cash flow given that the corresponding "Investment in subsidiaries" account increased by $313 million since an increase in this account presumably reflects a cash outflow;
    *   Explain your assertion that "almost all" of the value in your reported "Investment in subsidiaries" balance resides in intercompany receivables and payables given that the October 1, 2011 elimination column only shows a $155 million liability adjustment which is immaterial to the $4.4 billion "Investment in subsidiaries" balance;
    *   Explain why the subsidiaries have more cash than the Parent at October 1, 2011, if you have a "centrally managed cash management system";
    *   Explain why the Statements of Cash Flows for your subsidiaries report zero dividend payments in fiscal 2011 given your assertion that you "treated the cash flows received by the Parent Company from the Guarantor Subsidiaries as operating cash flow as we view this as a return on investment" – address the specific guidance in ASC 230-10-45-15;

- Explain the GAAP-basis for recognizing a $155 million Parent receivable and non-guarantor payable given that "there is no expected cash flow repayments on these amounts;"
- Explain how the non-guarantor subsidiaries can have a $155 million intercompany long-term liability if they only have $56 million of total liabilities at October 1, 2011; and
- Explain your statement that "we have treated it all as one combined equity method investment for the Guarantor subsidiaries, as the underlying equity would have been eliminated very quickly" given that the guarantor subsidiaries actually report a $3.7 billion equity balance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief